UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                         American Spectrum Realty, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                   02970Q 10 4
          -------------------------------------------------------------
                                 (CUSIP Number)


                         American Spectrum Realty, Inc.
                            7700 Irvine Center Drive
                                   Suite 555
                                Irvine, CA 92618
                                 (949) 797-4000
                             Attn: Legal Department
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to ReceiveNotices and Communications)


                                February 1, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                      13D
CUSIP No. 300867                                       Page 2 of 5 Pages

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1.    NAMES OF REPORTING PERSONS

      John N. Galardi

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]

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3.    SEC USE ONLY



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4.    SOURCE OF FUNDS (See Instructions)

      PF

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


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6.    CITIZENSHIP OF PLACE OF ORGANIZATION

      United States of America

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                         7.    SOLE VOTING POWER

                               288,986

NUMBER OF SHARES         ------------------------------------------------------
                         8.    SHARED VOTING POWER
  BENEFICIALLY
                               578,903
 OWNED BY EACH
                         ------------------------------------------------------
REPORTING PERSON         9.    SOLE DISPOSITIVE POWER

      WITH                     288,986

                         ------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER

                               578,903

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      867,889

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                               [ ]


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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.49%

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14.   TYPE OF REPORTING PERSON (See Instructions)

      IN

--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of American Spectrum Realty, Inc., a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7700 Irvine Center Drive, Suite 555, Irvine, California 92618.

Item 2.   Identity and Background.

     (a), (b) and (c). This statement on Schedule 13D is being filed by John N. Galardi ("Mr. Galardi"). The business address of Mr. Galardi is 4440 Von Karman Avenue, Suite 222, Newport Beach, CA 92660. Mr. Galardi is President of The Galardi Group. The business address of The Galardi Group is 4440 Von Karman Avenue, Suite 222, Newport Beach, CA 92660.

     (d). During the past five years, Mr. Galardi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e). During the past five years, Mr. Galardi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f).  Mr. Galardi is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.


     Purchase of Capital Stock
     -------------------------

     Mr. Galardi used $20,495.00 of his personal funds to purchase the Common Stock. None of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.


     Source of Funds
     ---------------

     The funds provided by Mr. Galardi for the acquisition of the Issuer's securities were obtained from Mr. Galardi's personal funds.

Item 4.   Purpose of Transaction.

     The acquisition of the Issuer's securities has been made by Mr. Galardi for investment purposes. Although Mr. Galardi has no present intention to do so, he may make additional purchases of other securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.

     Depending on these factors, Mr. Galardi may decide at any time to sell all or part of its holdings of the Issuer's securities in one or more public or private transactions.

     Except as set forth in this Schedule 13D, Mr. Galardi does not have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a). The aggregate number of shares of the Common Stock beneficially owned by Mr. Galardi is 867,889. The percentage of the shares of the Common Stock beneficially owned by Mr. Galardi is 15.49%.

     (b). Mr. Galardi has the power to vote and to dispose of shares of Common Stock as follows:

          (i) Sole power to vote or to direct the vote:                  288,986
          (ii) Shared power to vote or to direct the vote:               578,903
          (iii) Sole power to dispose or to direct the disposition of:   288,986
          (iv) Shared power to dispose or to direct the disposition of:  578,903

     Pursuant to the consolidation that took place in October 2001, whereby the Issuer acquired all of its properties and assets, Mr. Galardi and corporations in which Mr. Galardi and his family members and affiliates, and William J. Carden ("Mr. Carden") and his family members and affiliates are shareholders, acquired 1,248,219 shares of Common Stock, including 283,942 shares of Common Stock that may be acquired in exchange for units in American Spectrum Realty Operating Partnership, L.P. (the "Operating Partnership") for shares of Common Stock in the future. These shares were acquired in exchange for interests in entities or properties acquired by the Issuer or the Operating Partnership in the consolidation. Mr. Galardi shares with Mr. Carden the power to vote and direct the vote and dispose or direct the disposition of the shares of Common Stock held by such corporations, including those shares of Common Stock that be acquired in exchange for units in the Operating Partnership in the future. Mr. Galardi holds 104,271 units in the Operating Partnership.

     The business address of Mr. Carden is 7700 Irvine Center Drive, Suite 555, Irvine, California 92618. Mr. Carden is Chairman of the Board, President and Chief Executive Officer of the Issuer. During the past five years, Mr. Carden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Carden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Carden is a citizen of the United States of America.

     (c). In addition to the transactions otherwise described in Item 5(b) herein,

          (i) on February 1, 2002, Mr. Galardi purchased 600 shares of the Common Stock (or Common Stock equivalents) for $6.70 per share on the open market;
          (ii) on February 5, 2002, Mr. Galardi purchased 2,000 shares of the Common Stock (or Common Stock equivalents) for $6.65 per share on the open market; and
          (iii) on February 6, 2002, Mr. Galardi purchased 500 shares of the Common Stock (or Common Stock equivalents) for $6.35 per share on the open market.

     (d). Except as otherwise described herein, no person other than Mr. Galardi has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Mr. Galardi.

     (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None.



                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2002                      /s/ John N. Galardi
                                            ------------------------------------
                                              John N. Galardi